Filed Pursuant to Rule 433 Registration Statement No. 333-180300-03 March 23, 2012

Credit Suisse has filed a registration statement (including prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering of securities. Before you invest, you should read the applicable pricing supplement, the Prospectus Supplement dated March 23, 2012, and Prospectus dated March 23, 2012, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or dealer participating in an offering will arrange to send you the applicable pricing supplement, prospectus supplement and prospectus if you so request by calling toll-free 1 (800) 221-1037.

Credit Suisse / The Cushing® 30 MLP Index ETN (“ETN”) Investment Terms

Ticker:	MLPN
Intraday indicative value ticker:	MLPN.IV
Bloomberg index ticker:	MLPX
CUSIP:	22542D852
Primary exchange:	NYSE Arca
ETN Annual Investor fee:	0.85%
Inception date:	April 13, 2010
Index:	The Cushing® 30 MLP Index

■	There are also risks to investing in the ETN, certain of which are summarized below. You should carefully review the offering documents, which describes the terms of the ETN and related risks (see the link on the last page of this presentation for access to the offering documents).
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What are Master Limited Partnerships (“MLPs”) which Comprise the Index?

MLP Business Descriptions

- The constituent MLPs which comprise the Index are limited or general partnership entities which hold mid-stream energy infrastructure assets in North America. These assets are used to gather, transport, process, and store crude oil and natural gas yet typically have limited exposure to commodity price risk.

Major Mid-stream MLP Business Segments

- Gathering, processing, transportation, and storage of crude oil and natural gas

MLP Business Description

- Mid-stream MLPs offer basic everyday services to the energy sector
- High capital expenditures and potential environmental issues can present significant barriers to entry into the mid-stream energy infrastructure industry
- Mid-stream MLPs typically do not own the energy commodity they transport and store, but collect revenue to act as a “toll road”

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Mid-stream MLPs

Mid-stream MLPs typically do not own the energy commodity they transport and store. But instead, they collect revenue acting as a "toll road" to those same commodities.

Upstream
(Oil & Natural Gas Production)
Drilling
Production
Offshore
Mid-stream
(Processes That Create a Marketable Product)
Gathering
Processing
Transportation & Storage
Pipeline
Downstream
(Product Uses)
Power Generation
Commercial
Refining
Industrial
Transportation
Residential

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Benefits of Mid-Stream MLPs as an Asset Class

Mid-Stream MLPs remain attractive for three key reasons:

Attractive Valuations | **Earnings Strength / Stability** | **High & Growing Dividends**

Attractive Valuations

- Appealing yields and spreads
- Historically, attractive compared to other yield alternatives: REITS, Utilities, Corporate Bonds

Earnings Strength / Stability

- Mid-stream MLPs typically have "inflation-plus" pricing, resulting in the prices of an MLP's services rising faster than inflation.

High & Growing Dividends

- High dividends provide protection in an uncertain market
- Historically, dividends have acted as a hedge to inflation for investors

- Historical performance is not indicative of future performance

- An investment in the ETNs does not entitle you to ownership interests or rights in the constituent MLPs comprising the Index. You will not have any voting rights with respect to any constituent MLP, rights to receive distributions or have any other interests or rights in the constituent MLPs which comprise the Index as a result of your ownership in the ETNs.

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The Cushing® 30 MLP Index (“Index”)
(Ticker: MLPX)

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Overview of Cushing® 30 MLP Index

An equal-weighted energy infrastructure MLP index:

- The Cushing® 30 MLP Index uses a formulaic, proprietary valuation methodology (**SValuES©**) to rank the MLPs for inclusion in the Index and is rebalanced and equal weighted on a quarterly basis

Superior Design & Construction

- The **SValuES©** ranking system emphasizes the importance of balance sheet, cash flow, and cash distribution metrics rather than market capitalization
- The Index focuses upon metrics that drive returns in contrast to many indices that focus purely upon market capitalization

Advantages of Cushing® 30 MLP Index

- The (**SValuES©**) formulaic ranking system emphasizes cash flow and other metrics rather than just stock price and share count
- Equal-weighting allows investors to determine the dollar-cost-average of an investment in the Index
- The Index is representative of the MLP mid-stream energy sector as a whole because it does not emphasize market capitalization
- The Index only tracks mid-stream MLPs, and does not hold any upstream or downstream MLPs which may be more sensitive to movements in commodity prices

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SValuES© Methodology

A proprietary scoring model which uses defined factors to score and rank MLPs for inclusion in the Cushing® 30 MLP Index . SValuES© excludes the upstream and downstream MLPs from the universe of potential index constituents.

Factors are divided into three categories:

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Historical Performance

■	This graph compares the total return of a hypothetical $1,000 investment in the Index with that of an investment in comparable equity indices assuming total return from November 1, 2009 through January 31, 2012. Historical performance is not indicative of future performance.
■	We have included data herein on both the Cushing 30 MLP Index and the Cushing 30 MLP Total Return Index. We have included the data on the Cushing 30 Total Return Index to illustrate the distributions on the underlying MLPs, but, unlike the Cushing 30 MLP Index, the Cushing 30 Total Return Index calculates the performance of the underlying MLPs assuming that all the distributions are reinvested into the index. However, the Cushing 30 MLP Index is a price-only index that does not reflect the reinvestment of these distributions and therefore, the distributions on the underlying MLPs, if any, will be distributed to the holders of the ETNs on a quarterly basis, will be reduced by the application of the investor fee and multiplier and will not be reinvested into the index. Any payment on the ETNs at maturity or upon repurchase will be based on the Cushing 30 MLP Index and NOT the Cushing 30 MLP Total Return Index and you will not benefit from any reinvestment of the distributions in the Index.
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Dividend History

Dividends Paid & Yield

Dividend Yields (annualized)
7.06%
5.66%
5.21%
4.87%
5.63%
5.82%
5.69%
5.33%
$0.30
$0.25
$0.20
$0.15
$0.10
$0.05
$0.00
Jun-10
Sep-10
Dec-10
Mar-11
Jun-11
Sep-11
Dec-11
Mar-12

■	This chart compares the dividends declared over the life of the ETN. Annualized dividend yield is calculated using the coupon and Index level as of each coupon payment date.
Source: Bloomberg
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Contact

ETN Desk      +1 212 538 7333

www.credit-suisse.com/notes

You may access the Pricing Supplement No. ETN-2/A-1 dated March 23, 2012 related to the ETN summarized herein on the SEC’s website at: http://www.sec.gov/Archives/edgar/data/1053092/000089109212001698/e47808_424b2.htm

Selected Risk Considerations:

■	The quarterly coupon payments are uncertain and could be zero, and you will not receive any fixed periodic interest payments on the ETNs.
■	We have listed the ETNs on NYSE Arca under the symbol “MLPN. “ We expect that investors will purchase and sell the ETN primarily in the secondary market. We have no obligation to maintain this listing on NYSE Arca or any listing on any other exchange, and may delist the ETN at any time.
■	Although the return on the ETNs will be based on the performance of the Cushing 30® MLP Index, the payment of any amount due on the ETNs, including any payment at maturity, is subject to the credit risk of Credit Suisse. Investors are dependent on Credit Suisse’s ability to pay all amounts due on the ETNs, and therefore investors are subject to our credit risk. In addition, any decline in our credit ratings, any adverse changes in the market’s view of our creditworthiness or any increase in our credit spreads is likely to adversely affect the market value of the ETNs prior to maturity.
■	You will not have any partnership interests or other rights in the constituent MLPs underlying the Cushing 30® MLP Index.
■	The Cushing 30® MLP Index may not be representative of the entire mid-stream energy infrastructure industry.
■	The ETNs do not have a minimum payment at maturity or daily repurchase value and are fully exposed to any decline in the Index. Furthermore, the return at maturity or upon repurchase will be reduced by the fees and charges associated with the ETNs. Therefore, the level of the Index must increase by an amount sufficient to offset the applicable fees.
■	A fee of up to $0.03 per ETN may be charged upon a repurchase at your option.
■	We have the right to repurchase your ETNs in whole but not in part or after April 20, 2012, if the principal amount of the ETNs outstanding on or after such date is $10,000,000 or less. In addition, we have the right to repurchase your ETNs in whole and not in part upon the occurrence of certain events as described in the applicable pricing supplement. The amount you may receive upon a repurchase by Credit Suisse may be less than the amount you would receive on your investment at maturity or if you had elected to have us repurchase your ETNs at a time of your choosing.
■	We and our affiliates do not have any affiliation with the index sponsor and are not responsible for its public disclosure of information.
■	The policies of the index sponsor and any changes thereto that affect the composition and valuation of the Index could affect the amount payable on your ETNs and their market value.
■	Historical performance of the Cushing 30® MLP Index or any other index is not indicative of future performance. We cannot guarantee that the level of Cushing 30® MLP Index or any other index will be at a level that would result in a positive return on your overall investment in the ETNs.
■	The Cushing 30® MLP Index has limited history and may perform in unexpected ways.
■	Tax consequences of the ETNs are uncertain, and potential investors should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the ETNs.
■	An investment in the ETNs involves significant risks. The selected investment considerations herein are not intended as a complete description of all risks associated with the ETNs. For further information regarding risks, please see the section entitled “Risk Factors” in the applicable pricing supplement.
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